                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO

                                SCHEDULE 13E-3
                                (Rule 13e-100)
                             TRANSACTION STATEMENT
        UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 13e-3 THEREUNDER

                            COLONIAL HOLDINGS, INC.
                  -------------------------------------------
                             (Name of the Issuer)

                            COLONIAL HOLDINGS, INC.
                                 GAMECO, INC.
                           GAMECO ACQUISITION, INC.
                               JEFFREY P. JACOBS
                       RICHARD E. JACOBS REVOCABLE TRUST

                               RICHARD E. JACOBS
                            CD ENTERTAINMENT, LTD.
                  -------------------------------------------
                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                  -------------------------------------------
                         (Title of Class of Securities)

                        195746 10 2 Class A Common Stock
                        195746 20 1 Class B Common Stock
                  -------------------------------------------
                     (CUSIP Number of Class of Securities)

                  -------------------------------------------

Jeffrey P. Jacobs                       Richard E. Jacobs, Trustee      Ian M. Stewart, President and
Chief Executive Officer                 25425 Center Ride Road          Chief Financial Officer
Gameco, Inc.                            Cleveland, Ohio 44145           Colonial Holdings, Inc.
Gameco Acquisition, Inc.                (440) 871-4800                  10515 Colonial Downs Parkway
1001 North U.S. Highway One, #710                                       New Kent, Virginia 23124
Cleveland, Ohio 44113                                                   (804) 966-7223
(561) 575-4006

   (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)
        --------------------------------------------------------------

                                   COPIES TO:

Edward G. Ptaszek, Jr., Esq.    James L. Weinberg, Esq.                  Robert L. Ruben, Esq.
Robert A. Weible, Esq.          Hirschler, Fleischer, Weinberg, Cox      Edward A. Friedman, Esq.
Baker & Hostetler LLP           & Allen                                  Ruben & Aronson, LLP
1900 East 9/th/ Street          701 East Byrd St.                        3299 K Street, N.W. -- Suite 403
Cleveland, Ohio  44114          Federal Reserve Bank Bldg. Fl. 15        Washington, D.C.  20007
(216) 621-0200                  Richmond, VA 23219                       (202) 965-3600


This statement is filed in connection with (check the appropriate box):

a.    /x/     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    /  /    The filing of a registration statement under the Securities Act of
              1933.

c.    /  /    A tender offer.

d.    /  /    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                           CALCULATION OF FILING FEE

          -------------------------------------------------------------
              Transaction valuation*           Amount of filing fee
                    $4,820,000                        $964.00
          -------------------------------------------------------------

   * For purposes of calculating the filing fee only. The transaction applies to an aggregate of 4,071,072 shares of Class A Common Stock (including 175,850 options to purchase Class A Common Stock), $0.01 par value and 232,500 shares of Class B Common Stock (the "Common Stock"), of Colonial Holdings, Inc., calculated as follows: 5,840,223 shares of Class A Common Stock issued and outstanding less 1,945,000 shares of Class A Common Stock then owned by Gameco, Inc. ("Gameco") or any affiliate of Gameco and 1,452,500 shares of Class B Common Stock issued and outstanding less 1,220,000 shares of Class B Common Stock then owned by Gameco or any affiliate of Gameco. The proposed maximum aggregate value of the transaction is $4,820,000 calculated as follows: the product of (a) 4,303,572 shares of Common Stock and (b) $1.12. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

         --------------------------------------------------------------

/x/ Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.


Amount Previously Paid:  $947.00
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A Filing Party: Colonial Holdings, Inc.
Date Filed: July 12, 2001

                                 INTRODUCTION

     This Amendment No. 2 to Schedule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the filing by Colonial Holdings, Inc. ("Colonial") with the Securities and Exchange Commission (the "Commission") on November 20, 2001 of an amended preliminary proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of Colonial's shareholders. At such meeting, Colonial's shareholders will be asked to vote to adopt and approve an Agreement and Plan of Merger, dated as of June 11, 2001 as amended November 16, 2001 (the "Merger Agreement"), by and between Colonial, Gameco Acquisition, Inc. ("Acquisition"), a Virginia corporation, Gameco, Inc. ("Gameco"), a Delaware corporation, and Jeffrey P. Jacobs. Under the Merger Agreement, Acquisition will be merged with and into Colonial and Colonial will be the surviving corporation. Gameco is the sole shareholder of Acquisition. As a result of the merger, Colonial will become a wholly owned subsidiary of Gameco and Colonial's shareholders (other than Gameco, Acquisition, CD Entertainment Ltd. and their affiliates) will be entitled to receive $1.12 per share in cash for their shares of Colonial common stock.


     The ownership structure of Gameco consists of a 50% interest held by Jeffrey P. Jacobs, Chairman, Chief Executive Officer, and principal shareholder of Colonial, and a 50% interest held by the Richard E. Jacobs Revocable Trust (the "Trust"). Richard E. Jacobs, the sole trustee of the Trust, is Jeffrey P. Jacobs' father. Mr. Jacobs and the Trust are current owners of CD Entertainment, Ltd. which owns approximately 43.5% of Colonial's outstanding common stock. Upon consummation of the merger, Jeffrey P. Jacobs and the Trust will own equally all of the voting equity securities of Gameco, and Gameco, will own all of the common stock of Colonial.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all attachments thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all attachments thereto, is hereby expressly incorporated by reference and the responses to each item of this
Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the attachments thereto.


   ITEM 1. SUMMARY TERM SHEET.

   The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

   ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

   (b)-(d) The information set forth in the section of the Proxy Statement entitled "Price Range of Common Stock and Dividends" is incorporated herein by reference.

   (e) Not applicable.

   (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

   (a) The information set forth in the sections of the Proxy Statement entitled "Directors and Management" and "Summary Term Sheet" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "The Parties" is incorporated herein by reference.

   (c) None of Colonial, Gameco, Gameco Acquisition, CD Entertainment, Ltd., Jeffrey P. Jacobs, Richard E. Jacobs, or the Trust (i) has been convicted in a criminal proceeding during the past five years (excluding any traffic violation or similar misdemeanor) or (ii) has been a party to any judicial or administrative proceeding during the past five years (except for any matter that was dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All of the filing entities referred to above were organized under the laws of a state of the United States. Richard E. Jacobs and Jeffrey P. Jacobs are citizens of the United States.

   (d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth in the cover page of the Proxy Statement and in the section entitled "The Merger Agreement" is incorporated herein by reference.

   (c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger" is incorporated herein by reference.

   (d) The information set forth in the section of the Proxy Statement entitled "No Dissenters' Rights " is incorporated herein by reference.

   (e) None

   (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger" and "Certain Relationships and Related Transactions" are incorporated herein by reference.


   (e) The information set forth in the sections of the Proxy Statement entitled "The Merger Agreement," is incorporated herein by reference. In addition, the information set forth in Colonial Holdings, Inc.'s Registration Statement filed on Form S-1 in the section entitled "Registration Rights Agreement" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (b)-(c) The information set forth in the section of the Proxy Statement entitled "Plans for Colonial if the Merger Occurs," is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

   (a)-(d) The information set forth in the section of the Proxy Statement entitled "Special Factors" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

   (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

   (c) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Required Vote" is incorporated herein by reference.

   (d) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

   (e) The information set forth in the section of the Proxy Statement entitled "Special Factors - Reasons for the Merger and Recommendation of the Board of Directors" is incorporated herein by reference.

   (f) The information set forth in the section of the Proxy Statement entitled "Special Factors - Background of the Merger" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Special Factors- Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) and (d) The information set forth in the section of the Proxy Statement entitled "Financing of the Merger" is incorporated herein by reference.

   (b) None.

   (c) The information set forth in the section of the Proxy Statement entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth in the section of the Proxy Statement entitled "Securities Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

   (b) None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

   (d) and (e) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Shareholders and Directors in the Merger," and "Special Factors -- Position of Gameco, Gameco Acquisition, CD Entertainment Ltd., Jeffrey P. Jacobs, Richard E. Jacobs, and the Trust as to the Fairness of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

   (a)(1) The financial statements set forth in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, are incorporated herein by reference.

   (2) The information set forth in the quarterly report on Form 10-Q filed by Colonial for the Period Ended September 30, 2001, is incorporated herein by reference.


   (3)-(4) The information set forth in the section of the Proxy Statement entitled "Selected Consolidated Financial Data of Colonial" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "Unaudited Pro Forma Consolidated Financial Statements of Gameco, Inc." is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS EMPLOYED, RETAINED COMPENSATED OR USED.

   (a) and (b) The information set forth in the section of the Proxy Statement entitled "Information Concerning the Special Meeting - Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

     Additional information is set forth in the Proxy Statement which is
incorporated herein by   reference in its entirety.

ITEM 16. EXHIBITS.

     The following are filed with this Amendment No. 2 to Schedule 13E-3 pursuant to Item 1016 of Regulation M-A.


     (a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on November 20, 2001, and attached hereto as Exhibit (a)(3).

     (a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on November 20, 2001, and Preliminary Proxy Statement attached hereto as exhibit (a)(3).

     (a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Colonial on November 20, 2001, including form of proxy card.

     (a)(4) Amendment dated November 16, 2001 to Agreement and Plan of Merger among Colonial Holdings, Inc., Gameco, Inc., and Gameco Acquisition, Inc. (included as Attachment I to the Preliminary Proxy Statement which is filed herewith as Exhibit (a)(3)).

     (b) "Highly Confident" letter delivered by CIBC World Markets Corp. dated November 15, 2001.


     (c)    Letter from BB&T Capital Markets, dated November 15, 2001.

                                   SIGNATURES


     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                              COLONIAL HOLDINGS, INC.


                              By:/s/ Ian M. Stewart
                                 ------------------

                              Name:  Ian M. Stewart
                              Title: President and Chief Financial Officer
                              Date:  November 20, 2001


                              GAMECO, INC.


                              By: /s/ Jeffrey P. Jacobs
                                  ---------------------

                              Name:  Jeffrey P. Jacobs
                              Title: President
                              Date:  November 20, 2001


                              GAMECO ACQUISITION, INC.


                              By: /s/ Jeffrey P. Jacobs
                                  ---------------------

                              Name:  Jeffrey P. Jacobs
                              Title: President
                              Date:  November 20, 2001


                              CD ENTERTAINMENT, LTD.


     By: JACOBS ENTERTAINMENT LTD.,
                              its manager

                              By: /s/ Jeffrey P. Jacobs
                                  ----------------------

                              Name:  Jeffrey P. Jacobs
                              Title: Manager, Jacobs Entertainment Ltd.
                              Date:  November 20, 2001



                              /s/ Jeffrey P. Jacobs
                              -------------------------
                              Jeffrey P. Jacobs
                              Date: November 20, 2001

                              /s/ Richard E. Jacobs, Trustee
                              ---------------------------------
                              Richard E. Jacobs Revocable Trust

                              Date: November 20, 2001



                              /s/ Richard. E. Jacobs
                              --------------------------
                              Richard E. Jacobs

                              Date: November 20, 2001

                                 EXHIBIT INDEX
Item No.                          Description
--------                          -----------

(a)(1) Preliminary copy of Letter to Shareholders from Stephen D. Peskoff incorporated by reference to Schedule 14A filed by Colonial on November 20, 2001, and attached hereto as Exhibit (a)(3).

(a)(2) Preliminary copy of Notice of Special Meeting of Shareholders incorporated by reference to Schedule 14A filed by Colonial on November 20, 2001, and Preliminary Proxy Statement attached hereto as exhibit
       (a)(3).

(a)(3) Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Colonial on November 20, 2001 including form of proxy card.

(a)(4) Amendment dated November 16, 2001 to Agreement and Plan of Merger among Colonial Holdings, Inc. Gameco, Inc., and Gameco Acquisition, Inc. (included as Attachment) I to the Preliminary Proxy Statement which is filed herewith as Exchibit (a)(3)).


(b) "Highly Confident" letter delivered by CIBC World Markets Corp. dated November 15, 2001.

(c)    Letter from BB&T Capital Markets, dated November 15, 2001.

                                                                  Exhibit (A)(4)



                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

                                 DATED AS OF

                               November 16, 2001

                                     AMONG

                           COLONIAL HOLDINGS, INC.,

                                 GAMECO, INC.

                                     AND

                           GAMECO ACQUISITION, INC.

                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is entered into as of November 16, 2001 by and among Gameco, Inc., a Delaware corporation ("Parent"), Gameco Acquisition, Inc., a Virginia corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"), Colonial Holdings, Inc., a Virginia corporation (the "Company") and, solely with respect to Section 5.14, Jeffrey P. Jacobs, an individual resident of Florida. Parent, Merger Subsidiary and the Company are referred to collectively herein as the "Parties."

     WHEREAS, the Parties are parties to an Agreement and Plan of Merger dated as of June 11, 2001 (the "Merger Agreement"), which permits any party thereto to terminate the Merger Agreement under specified circumstances if the transactions provided for therein are not consummated on or before December 31, 2001;

     WHEREAS, Parent and Merger Subsidiary have requested an extension of time until no later than April 1, 2002 within which to consummate the transaction; and
     WHEREAS, in light of the Parties' continuing belief that consummation of the transactions contemplated by the Merger Agreement is in the best interests of the Parties and the Company's shareholders, the Parties desire to extend the date by which the transaction may be consummated, subject to the terms and conditions of this Amendment;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

     Section 1. Parent and Merger Subsidiary Representations and Warranties.
                -----------------------------------------------------------
Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that (a) each of Parent and Merger Subsidiary has full corporate power and authority to enter into this Amendment, (b) this Amendment has been approved and adopted by the Boards of Directors of Parent and Merger Subsidiary, and Parent, as the sole stockholder of Merger Subsidiary, and no other corporate or similar proceeding on the part of Parent or Merger Subsidiary is necessary to authorize the execution and delivery of this Amendment, and (c) this Amendment has been duly executed and delivered by each of Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of each of Parent and Merger Subsidiary enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

     Section 2. Company Representations and Warranties. The Company represents
                --------------------------------------
and warrants to Parent and Merger Subsidiary that (a) the Company has the requisite corporate power and authority to enter into this Amendment, (b) this Amendment has been approved and adopted by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Amendment, and (c) this Amendment has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by Parent and Merger Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general equitable principles.

     Section 3. Amendment.
                ---------

     (a) The parties hereby amend certain sections of the Merger Agreement as follows:

          (i) by deleting the phrase "equal to $1.10" in section 1.04(b) of the Merger Agreement and inserting in lieu thereof the phrase "equal to $1.12;"

          (ii) by deleting the phrase "December 31, 2001" in section 1.08 of the Merger Agreement and inserting in lieu thereof the phrase "April 1, 2002;"

          (iii) by deleting the phrase "December 31, 2001" in section 5.10(c) of the Merger Agreement and inserting in lieu thereof the phrase "April 1, 2002;" and

          (iv) by deleting the phrase "December 31, 2001" in Article VII of the Merger Agreement and inserting in lieu thereof the phrase "April 1, 2002."

     (b) The parties hereby amend and restate section 5.14(a) of the Merger Agreement in its entirety as follows:

          Section 5.14. FUNDING OF CONTINUING OPERATIONS (a) Jacobs shall provide to the Company up to $1,000,000 in working capital from the date of this Agreement through December 31, 2001, which shall be made available to the Company upon the Company's reasonable request and of which a maximum of $600,000 shall be cash and the balance of which, not to exceed $400,000, shall be in the form of forgiveness of fees and expenses payable to Jacobs and/or his affiliates as Jacobs shall determine in his sole discretion. Jacobs shall provide to the Company up to $300,000 in working capital from January 1, 2002 through April 1, 2002, which shall be made available to the Company upon the Company's reasonable request and shall be made in cash. Such working capital shall be provided to the Company in such combination of equity or debt as determined by Jacobs in his sole discretion and, if provided as debt, shall be on the terms incurred by Jacobs, if applicable, or on terms comparable to those of other loans by Jacobs or his affiliates to the Company.

     Section 4. Effect. The Merger Agreement, as amended hereby, remains in full
                ------
force and effect, and all references therein to the "Agreement" refer to the Merger Agreement as amended by this Amendment, except where the context requires otherwise.

                          [Signature page to follow]

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.


                    COLONIAL HOLDINGS, INC.

                    By: /s/ Ian M. Stewart
                       -------------------------------------
                    Name: Ian M. Stewart
                         -----------------------------------
                    Title: President
                          ----------------------------------


                    GAMECO, INC.

                    By: /s/ Jeffrey P. Jacobs
                         -----------------------------------
                    Name: Jeffrey P. Jacobs
                         -----------------------------------
                    Title: President
                         -----------------------------------


                    GAMECO ACQUISITION, INC.

                    By: /s/ Jeffrey P. Jacobs
                        ------------------------------------
                    Name: Jeffrey P. Jacobs
                         -----------------------------------
                    Title: President
                          ----------------------------------


                     /s/ Jeffrey P. Jacobs
                    ----------------------------------------
                    Jeffrey P. Jacobs

                                                                       EXHIBIT B

November 15, 2001


CONFIDENTIAL
------------

Gameco, Inc.
1001 North US Highway One, No. 710
Jupiter, FL  33477

Attention: Jeffrey P. Jacobs

Dear Jeff:

         You have advised CIBC World Markets Corp. ("CIBC") that you or any of your affiliated entities, including Gameco, Inc. (the "Company"), intend to consummate a transaction (the "Transaction") whereby (i) the Company would acquire all the outstanding capital stock of (a) Black Hawk Gaming & Development, Inc. ("BHWK"), (b) Colonial Holdings, Inc. ("CHLD"), and (c) certain Louisiana-based truck stop video poker operations (collectively, "Jalou"). The Company intends to sell or place up to $115,000,000 of senior secured notes (the "Securities") to consummate the Transaction.


         As you know, we have participated in substantial due diligence to date regarding the Transaction, including meeting with management, visiting locations and reviewing financial information. In connection with the Transaction, CIBC is pleased to confirm that, based on current market conditions and subject to the terms and conditions referenced herein, we are highly confident of our ability to sell or place the Securities. The structure, covenants, and economic and other terms of the Securities will be based on market conditions at the time of sale, placement or underwriting of the Securities and the ultimate structure of the Transaction.

         Our ability to consummate the sale or placement of the Securities is subject to:

         (i) execution and delivery of documentation necessary to effect the Transaction, all in form and substance satisfactory to us and our counsel;

         (ii) agreement as to the terms of the Securities and execution and delivery of definitive debt financing agreements and related documents, all on terms and conditions for the documentation being reasonably satisfactory in form and substance to CIBC and its counsel and customary for the type of financing contemplated;

Gameco, Inc.                                                  November 15, 2001
-------------------------------------------------------------------------------


         (iii) satisfactory completion of CIBC's financial, legal and accounting due diligence;

         (iv) the absence of any material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company, BHWK, CHLD or Jalou;

         (v) the receipt of all necessary governmental, regulatory and third-party approvals and consents on terms satisfactory to us and there being no legal, regulatory, financial or other restrictions or legal proceedings which may impact the Company's ability to consummate the issuance of the Securities or the Transaction;

         (vi) there not existing any pending or threatened claim, suit or proceeding by any governmental or regulatory authority which CIBC shall reasonably determine could have a materially adverse effect on the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company, BHWK, Colonial or Jalou;

         (vii) the availability of audited and unaudited historical financial statements of the Company, BHWK, Colonial and Jalou and such other entities as may be required if the Securities were offering pursuant to a registration statement under the Securities Act of 1933 (the "Securities Act") and pro forma financial statements of the Company after giving effect to the Transaction, in each case reasonably acceptable to CIBC and in form and presentation as required by the Securities Act thereunder applicable to registration statements filed thereunder;

         (viii) there not having been any disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general, in the judgment of CIBC; and

         (ix) CIBC having been engaged to market, and having a reasonable time to market, the Securities based on CIBC's experience in comparable transactions.

         This letter and the terms and conditions hereof are confidential. This letter is being delivered to the Company based on the understanding that no disclosure of, or reference to, this letter shall be made to any person or entity other than the Company and any director and officer who is directly involved in the Transaction (collectively and individually, a "Recipient") and who agrees to be bound by this confidentiality provision; provided however that the Company may disclose this letter to the Boards of Directors of BHWK and CHLD provided that, members of such Boards are apprised of the confidential nature of this letter and agree to treat this letter as confidential. In the event that any Recipient is required by law or regulation to disclose this letter or any term or condition hereof, such Recipient shall provide us with notice prior to such disclosure.

Gameco, Inc.                                                  November 15, 2001
-------------------------------------------------------------------------------


         If this letter is not accepted by you by 5:00 p.m. on November 16, 2001, you are to immediately return this letter (and any copies hereof) to the undersigned. We look forward to working with you on the Transaction.


Sincerely,


/s/ Bruce Spohler                         /s/ Carter Harned
--------------------------------          --------------------------------
Bruce Spohler                             Carter Harned
Managing Director                         Executive Director



AGREED TO AND ACCEPTED as of
the date first written above:

GAMECO, INC


By: /s/ Jeffrey P. Jacobs
    --------------------------------
   Name:  Jeffrey P. Jacobs
   Title: Chief Executive Officer

                                [BB&T Letterhead]


                                                                       EXHIBIT C



                                             November 15, 2001




Special Committee of the Board of Directors
Colonial Holdings, Inc.
10515 Colonial Downs Parkway
New Kent, VA 23124

Gentlemen:

     Colonial Holdings, Inc. (the "Company"), Gameco, Inc. ("Parent"), and Gameco Acquisition, Inc., a wholly-owned subsidiary of Parent (the "Merger Sub"), plan to enter into a Merger Agreement pursuant to which the Merger Sub will be merged with and into the Company (the "Merger") and the Company will survive as a wholly-owned subsidiary of Parent.

     On June 6, 2001, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., provided an opinion that the consideration to be received by the holders of Public Shares in the Merger is fair from a financial point of view to the holders of Public Shares of the Company. This letter hereby confirms that as of November 15, 2001, based upon an update of the analysis performed for the June 6, 2001 opinion letter, it is our opinion that the consideration to be received by the holders of Public Shares in the Merger is fair from a financial point of view to the holders of Public Shares of the Company.




                                        Very truly yours,




                                        BB&T CAPITAL MARKETS
                                        A division of SCOTT & STRINGFELLOW, INC.



                                        By: /s/ Matthew G. Thompson, Jr.
                                           -----------------------------
                                                Matthew G. Thompson, Jr.
                                                Managing Director